================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             - - - - - - - - - - - -

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                - - - - - - - - -

                            TOWER SEMICONDUCTOR LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


ORDINARY SHARES, NIS 1.00 PAR VALUE PER SHARE                  M87915100
---------------------------------------------                  ---------
        (Title of Class of Securities)                       (CUSIP Number)

                                Noga Yatziv, Adv.
                             Israel Corporation Ltd.
                                23 Aranha Street
                             Tel Aviv 61070, Israel
                                 972-3-684-4517
                                 - - - - - - -
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 34 Pages)

================================================================================


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 2 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ISRAEL CORPORATION LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         13,776,750 (1)
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       20,215,293 (2)(3)
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    13,776,750 (1)
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  20,215,293 (2)(3)

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 (3)(4)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


     (1) Includes options and warrants to purchase 1,410,320 Ordinary Shares exercisable within sixty (60) days.

     (2) Includes options and warrants to purchase 2,115,129 Ordinary Shares exercisable within sixty (60) days.

     (3) An aggregate of 33,992,043 Ordinary Shares (as defined in Item 1 below) are subject to a Consolidated Shareholders Agreement ("Consolidated Shareholders Agreement"), dated as of January 18, 2001, by and among Israel Corporation Ltd. and certain shareholders of Tower (as defined in Item 1 below), of which 13,776,750 Ordinary Shares are held directly by Israel Corporation Technologies (ICTech) Ltd. and 20,215,293 Ordinary Shares are held by the other parties to the Consolidated Shareholders Agreement. The Consolidated Shareholders Agreement included herein as Exhibit 4 provides for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by the Shareholders (as defined in Item 3 below). The terms of the Consolidated Shareholders Agreement are hereby specifically incorporated by reference herein. Neither the filing of this Amendment No. 3 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined in the Explanatory Note) that it is the beneficial owner of any of the shares of Tower covered by the Consolidated Shareholders Agreement, other than the shares held directly by such Reporting Person, for purposes of Section 13(d) of the Act (as defined in Item 2 below), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any shares other than the shares held directly by such Reporting Person. See Item 5. Based on the number of Ordinary Shares of Tower outstanding as of the date hereof of 43,435,532 (according to publicly available information provided by Tower to date) the number of Ordinary Shares of Tower covered by the Consolidated Shareholders Agreement (including the number of Ordinary Shares issuable pursuant to the options and warrants referred to in footnote 3 below) represents approximately 72.38% of the outstanding Ordinary Shares. The above number of outstanding Ordinary Shares does not include 1,300,000 treasury shares held by a trustee for the benefit of Tower's employee stock option plan.

     (4) Includes options and warrants to purchase an aggregate of 3,525,449 Ordinary Shares exercisable within sixty (60) days.



--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 4 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------
------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ISRAEL CORPORATION TECHNOLOGIES (ICTECH) LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    WC

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         13,776,750 *
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       20,215,293 **
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    13,776,750 *
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  20,215,293 **

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 ***

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnote (1) on Page 2.

     ** See footnotes (2) and (3) on Page 3.

     *** See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 5 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MILLENIUM INVESTMENTS ELAD LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 6 of 34

--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               OFER BROTHERS PROPERTIES (1957) LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 7 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               MASHAT INVESTMENTS LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 8 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               OFER (SHIPS HOLDINGS) LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 9 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                                L.Y.N. (HOLDINGS) LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A)  [ ]
                                                                                                                             (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP No.                         M87915-10-0                                         13D                      Page 10 of 34
--------------------------------- ----------------------------------------------                 -----------------------------------

------------------------------------------------------------------------------------------------------------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               ORO INVESTMENTS LTD.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:  000000000
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (A) [ ]
                                                                                                                            (B) [X]

---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    N.A.

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                   [ ]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     ISRAEL

--------------------------------- -------- -----------------------------------------------------------------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                         0
             SHARES
                                  -------- -----------------------------------------------------------------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                       33,992,043 *
            OWNED BY
                                  -------- -----------------------------------------------------------------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                    0
           REPORTING
                                  -------- -----------------------------------------------------------------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                  33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       33,992,043 *

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [ ]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              72.38%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------

     * See footnotes (3) and (4) on Page 3.


EXPLANATORY NOTE

This Amendment No. 3 (this "Amendment") to Schedule 13D (the "Schedule 13D") is being filed on behalf of Israel Corporation Ltd. ("Israel Corporation"), Israel Corporation Technologies (ICTech) Ltd. ("ICTech"), formerly known as Hashkahon Investment Company Ltd., Millennium Investments Elad Ltd., Ofer Brothers Properties (1957) Ltd., Mashat Investments Ltd., Ofer (Ships Holdings) Ltd., L.Y.N. (Holdings) Ltd. and Oro Investments Ltd. (hereinafter collectively, the "Reporting Persons"). Pursuant to Rule 13d-2(e) of the Act, this Amendment amends and restates the Schedule 13D as amended to date, in its entirety. The percentage of Ordinary Shares (as defined below) reported in this Amendment as being beneficially owned by the Reporting Persons and any other information disclosed herein (other than descriptions of agreements and transactions to which any Reporting Person is a party) is based on publicly available information provided by Tower Semiconductor Ltd. or other third parties.

ITEM 1.    SECURITY AND ISSUER.

           The name of the issuer to which this Amendment relates is Tower Semiconductor Ltd. ("Tower"). Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel. This Amendment relates to Tower's Ordinary Shares, NIS 1.00 par value per share (the "Ordinary Shares").

ITEM 2.    IDENTITY AND BACKGROUND

           (a)-(c), (f) Israel Corporation is a holding company organized as a corporation under the laws of the State of Israel that engages primarily in the chemicals, high technology, communications, shipping, oil and energy industries, with its principal place of business located at 23 Aranha Street, Tel Aviv 61070, Israel. ICTech is a holding company organized as a corporation under the laws of the State of Israel that engages primarily in high technology investments, with its principal place of business located at 23 Aranha Street, Tel Aviv 61070, Israel. Ofer Brothers Properties (1957) Ltd. is a corporation organized under the laws of the State of Israel that manages and owns, directly or indirectly, real estate properties, including hotels and commercial and retail centers, with its principal place of business located at 6 Ramat Yam Street, Herzliya Pituach 46851, Israel. Ofer (Ships Holdings) Ltd. is a corporation organized under the laws of the State of Israel that owns, charters and operates ships, with its principal place of business located at 2 HaNamal Street, Haifa 33031, Israel. L.Y.N. (Holdings) Ltd. is a holding company organized as a corporation under the laws of the State of Israel that holds securities in companies engaged primarily in real estate, banking, energy and shipping, with its principal place of business located at 2 HaNamal Street, Haifa 33031, Israel. All other Reporting Persons are holding and management companies organized as corporations under the laws of the State of Israel, with their principal place of business at 2 HaNamal Street, Haifa 33031, Israel.

           The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each

Reporting Person are set forth on Schedule A attached hereto. The information contained in Schedule A is incorporated herein in its entirety by reference.

           To the best knowledge of the Reporting Persons, set forth in Schedule B are the name, business address, present principal occupation or employment and citizenship and the name, and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers, as of the date hereof, of each corporation which, together with Israel Corporation, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any Reporting Person that a group exists. Each Reporting Person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Ordinary Shares other than the shares held directly by such Reporting Person, if any. The information contained in Schedule B is incorporated herein in its entirety by reference.

           The Reporting Persons have been informed that SanDisk Corporation, Inc. ("SanDisk") is a Delaware corporation that designs, manufactures and markets flash memory storage products that are used in a wide variety of electronic systems and that SanDisk's principal office is located at 140 Caspian Court, Sunnyvale, California 94089.

           The Reporting Persons have been informed that Alliance Semiconductor Corporation ("Alliance") is a Delaware corporation that designs, develops and markets high performance memory and memory intensive logic products to personal computers, networking, telecommunications, instrumentation and consumer markets and that Alliance's principal executive office is located at 2575 Augustine Drive, Santa Clara, California 95054.

           The Reporting Persons have been informed that Macronix International Co., Ltd. ("Macronix") is a Taiwanese corporation that is a provider of customer/application drive non-volatile memory requiring state-of-the-art technology and that Macronix's principal executive office is located at 6F, No. 196, Sec 2, Cheng Kuo North Road, Taipei, Taiwan, R.O.C.

           (d)-(e) None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           The Reporting Persons have been informed that neither SanDisk, Alliance or Macronix, nor any of the persons named in Schedule B to this Amendment, has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ACQUISITION OF ORDINARY SHARES BY THE REPORTING PERSONS

           The DSSI Agreement

                On January 25, 2000, Israel Corporation consummated the purchase of 4,219,164 Ordinary Shares from Tower Semiconductor Holdings 1993 Ltd. ("Holdings") at a price per share of $9.50, for an aggregate purchase price of $40,082,058. On such date, Holdings also issued a dividend to Israel Corporation of 1,200,000 Ordinary Shares. Prior to the acquisition, Israel Corporation and Data Systems & Software Inc. ("DSSI") owned 40% and 60% of the outstanding stock of Holdings, respectively. Simultaneously with these transactions, Israel Corporation sold its shares of Holdings to DSSI for $4,786,823.

           Acquisition of Ordinary Shares From Rafi Levin

                On May 3, 2000, Israel Corporation entered into an agreement with Rafi Levin, Co-CEO of Tower, to acquire therefrom 80,496 Ordinary Shares of Tower for an aggregate purchase price of $1,554,579. The transaction was completed on July 13, 2000.

           2000 Open Market Acquisitions of Ordinary Shares

                From May 17, 2000 to October 30, 2000, Israel Corporation acquired in open market transactions an aggregate of 168,500 additional Ordinary Shares for an aggregate purchase price of $3,354,656.

           Share Purchase Agreements and Additional Purchase Agreements

                During 2000 and 2001, Tower entered into various Share Purchase Agreements and Additional Purchase Agreements with each of Israel Corporation, SanDisk, Alliance, Macronix and certain other parties, to secure financing for the construction of Fab 2. Pursuant to these agreements, Israel Corporation agreed to invest an aggregate amount of approximately $50,000,000 and each of SanDisk, Alliance and Macronix agreed to invest an aggregate amount of approximately $75,000,000. The agreements with each of SanDisk, Alliance and Macronix provide that a portion of the investment will be made as an equity investment in Tower and the remainder as credit to be applied primarily against future wafers purchases from Fab 2 production. Tower agreed, subject to certain conditions, to reserve for each of SanDisk, Alliance and Macronix a certain portion of the Fab 2 wafer production capacity for a period of 10 years. A more detailed description of the investments made pursuant to the Share Purchase Agreements and Additional Purchase Agreements, including the acquisitions of Ordinary Shares thereunder, is set forth below.

           Share Purchase Agreements

                On July 4, 2000, SanDisk entered into a share purchase agreement with Tower to purchase 866,551 Ordinary Shares in a private transaction for an aggregate purchase price of $11,215,068. An additional investment amount of approximately $8.8 million was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                On August 29, 2000, Alliance entered into a share purchase agreement with Tower to purchase 866,551 Ordinary Shares in a private transaction for an aggregate purchase price of $11,215,068. An additional investment amount of approximately $8.8 million was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                On December 12, 2000, Macronix entered into a share purchase agreement with Tower to purchase 866,551 Ordinary Shares in a private transaction for an aggregate purchase price of $11,215,068. An additional investment amount of approximately $8.8 million was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                On December 12, 2000, Israel Corporation entered into a share purchase agreement (the "Purchase Agreement") with Tower to purchase 1,030,220 Ordinary Shares in a private transaction for an aggregate purchase price of $13,333,300. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement included as Exhibit 1 to this Amendment and incorporated herein in its entirety by reference.

                Effective January 26, 2001, Tower satisfied the closing conditions of the share purchase agreements it entered into with each of Israel Corporation, SanDisk, Alliance and Macronix (each a "Shareholder" and collectively the "Shareholders"), pursuant to which the Shareholders purchased an aggregate of 3,629,873 Ordinary Shares.

           Transfer of Ordinary Shares to ICTech

                Effective as of January 31, 2001, Israel Corporation transferred all of its beneficial ownership in the Ordinary Shares to ICTech, its wholly owned subsidiary.

           Additional Purchase Agreements

                On December 12, 2000, pursuant and in addition to the Purchase Agreement, Israel Corporation and Tower entered into an Additional Purchase Obligation Agreement (the "Additional Purchase Agreement").

                Under the terms of Section 2 of the Additional Purchase Agreement, Tower delivered to Israel Corporation five warrants providing Israel Corporation with the right to exercise immediately such warrants and requiring it to exercise such warrants within thirty (30) days of the satisfaction of the milestones specified in Section 5 of the Additional Purchase Agreement. These warrants entitled Israel Corporation to purchase additional Ordinary Shares for an aggregate purchase price of $36,666,700. Four of these warrants were exercised by ICTech as described below. As of the date hereof, Israel Corporation has the right to exercise the remaining fifth warrant immediately and to purchase up to 586,666 Ordinary Shares in accordance with the terms of such warrant for an aggregate purchase price of $7,333,340. The foregoing summary of the Additional Purchase Agreement is qualified in its entirety by reference to the Additional Purchase Agreement included as Exhibit 2 hereto and incorporated herein in its entirety by reference.

                To the best knowledge of the Reporting Persons, each of SanDisk, Alliance and Macronix entered into an additional purchase agreement in substantially the same form and upon substantially the same terms as the Additional Purchase Agreement.

                In March 2001, Tower satisfied the conditions of the first milestone and accordingly pursuant to the provisions of the additional purchase agreements, each of ICTech, SanDisk, Alliance and Macronix was required to exercise its first warrant. In connection with the exercise of the first warrant, Tower issued to:

                o ICTech, 554,069 Ordinary Shares for an aggregate purchase price of $7,333,340; and

                o each of SanDisk, Alliance and Macronix, 366,690 Ordinary Shares for an aggregate purchase price of $4,853,296 paid by each such entity.

                An additional investment amount of approximately $6.1 million, paid to Tower by each of SanDisk, Alliance and Macronix, was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                In May 2001, Tower satisfied the conditions of the second milestone and accordingly pursuant to the provisions of the additional purchase agreements, each of ICTech, SanDisk, Alliance and Macronix was required to exercise its second warrant. In connection with the exercise of the second warrant, Tower issued to:

                o ICTech, 586,667 Ordinary Shares for an aggregate purchase price of $7,333,340; and

                o each of SanDisk, Alliance and Macronix, 366,690 Ordinary Shares for an aggregate purchase price of $4,583,625 paid by each such entity.

                An additional investment amount of approximately $6.4 million, paid to Tower by each of SanDisk, Alliance and Macronix, was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                In September 2001, Tower, SanDisk, Alliance and Macronix agreed to convert approximately $48.4 million of previously established credits applicable against future purchases of wafers from Fab 2 production into Ordinary Shares, at a price of $12.75 per share. Accordingly, Tower issued 1,284,007 Ordinary Shares to SanDisk and 1,255,848 Ordinary Shares to each of Alliance and Macronix.

                In March 2002, the additional purchase agreements were amended to provide for the advance of an installment originally related to the third and fourth milestones, subject to approval of the general meeting of Tower's shareholders, which approval was obtained in April 2002.

                In April 2002, pursuant to the additional purchase agreements, as amended, each of ICTech, SanDisk, Alliance and Macronix exercised its third warrant. In connection with the amendment and the exercise of the third warrant, Tower issued to:

                o ICTech, 1,190,477 Ordinary Shares for an aggregate purchase price of $7,333,340; and

                o each of SanDisk, Alliance and Macronix, 1,071,497 Ordinary Shares for an aggregate purchase price of $6,600,420 paid by each such entity.

                An additional investment amount of approximately $4.4 million, paid to Tower by each of SanDisk, Alliance and Macronix, was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

                In October 2002, pursuant to the provisions of the additional purchase agreements, as amended, each of ICTech, SanDisk, Alliance and Macronix exercised its fourth warrant. In connection with the exercise of the fourth warrant, Tower issued to:

                o ICTech, 1,494,161 Ordinary Shares for an aggregate purchase price of $7,333,340; and

                o each of SanDisk, Alliance and Macronix, 1,344,829 Ordinary Shares for an aggregate purchase price of $6,600,420 paid by each such entity.

                An additional investment amount of approximately $4.4 million, paid to Tower by each of SanDisk, Alliance and Macronix, was established as credit to be applied primarily against future wafers purchases from Fab 2 production.

           2001 Open Market Acquisitions of Ordinary Shares

                In the second half of 2001, ICTech purchased an aggregate of 12,329 Ordinary Shares in open market transactions for an aggregate purchase price of $71,737.

           Rights Offering

                On September 30, 2002, Tower commenced a rights offering pursuant to which shareholders and Tower employees who hold options to purchase Ordinary Shares were offered one right for each 4.94 Ordinary Shares or employee options held thereby. Each right entitled its holder to purchase, at a subscription price of $5.00, one Ordinary Share and 0.45 warrant. Each whole warrant entitles its holder to purchase, at any time prior to October 31, 2006, one Ordinary Share at an exercise price of $7.50 per share. ICTech, SanDisk, Alliance and Macronix committed to purchase certain percentages of their rights in connection with the rights offering. Accordingly, in October 2002, Tower issued to:

                o ICTech, 1,830,347 Ordinary Shares and warrants to purchase 823,654 Ordinary Shares;

                o Sandisk, 800,695 Ordinary Shares and warrants to purchase 360,312 Ordinary Shares;

                o Alliance, 794,995 Ordinary Shares and warrants to purchase 357,747 Ordinary Shares; and

                o Macronix, 660,000 Ordinary Shares and warrants to purchase 297,000 Ordinary Shares.

                The securities purchased by ICTech, Sandisk, Alliance and Macronix were issued in a transaction pursuant to an exemption from the registration requirements of the Securities Act of 1933. These securities are restricted securities and are not transferable absent registration or an applicable exemption therefrom.

REGISTRATION RIGHTS AGREEMENT

                On January 18, 2001, Israel Corporation entered into a registration rights agreement (the "Registration Rights Agreement") by and among Tower, Israel Corporation, SanDisk, Alliance, Macronix and QuickLogic Corporation ("QuickLogic").

                Under the terms of the Registration Rights Agreement, (i) each of SanDisk, Alliance and Macronix has demand and piggy-back registration rights and (ii) QuickLogic has piggy-back registration rights, with respect to Ordinary Shares purchased thereby pursuant to their share purchase agreements and additional purchase agreements. Israel Corporation has demand and piggy-back registration rights with respect to Ordinary Shares held by it as of the closing of the Purchase Agreement. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement included as Exhibit 3 to this Amendment and incorporated herein in its entirety by reference.

SHAREHOLDERS AGREEMENTS

                On August 13, 2000, Israel Corporation entered into a Shareholders Agreement (the "Shareholders Agreement") with SanDisk. On January 18, 2001, Israel Corporation entered into the Consolidated Shareholders Agreement (the "Consolidated Shareholders Agreement") by and among Israel Corporation, SanDisk, Alliance and Macronix, such Consolidated Shareholders Agreement superseding the Shareholders Agreement.

                Under the terms of the Consolidated Shareholders Agreement, the Shareholders have agreed to vote (or cause to be voted) at general meetings of shareholders all of their respective Ordinary Shares, in the manner set forth in
Section 2 thereof, (i) for the election to the board of directors of Tower (the "Board") of (a) nominees designated by each Shareholder to the Board, (b) nominees recommended by the Board, (c) a member of management of Tower, and (d) such other directors as agreed to by Shareholders; (ii) for the election of a nominee of Israel Corporation, who will be one of the nominees in clause (i)(a) above, as chairman of the Board; (iii) for any other resolution which is necessary in order to facilitate the elections specified in clauses (i) through
(iii) of this paragraph; and (iv) against the election of any other person to the Board. In addition, pursuant to Section 3, and subject to certain exceptions as set forth therein, each Shareholder has agreed to certain restrictions on its ability to transfer Ordinary Shares for three years, and has agreed to retain a minimum number of Ordinary Shares for a period of five years. Furthermore, pursuant to Section 4, each Shareholder has a right of first offer with respect to any Ordinary Shares any other Shareholder proposes to transfer. Moreover, subject to the provisions of Section 3, the proposed transfer by any Shareholder of Ordinary Shares to certain specified parties is subject to a right of first refusal, as provided in Section 5. Finally, to the extent the right of first refusal with respect to the proposed transfer of Ordinary Shares pursuant to
Section 4 or Section 5, as described above, is not fully exercised, each Shareholder shall have a right of co-sale as provided in Section 6. The foregoing summary of the Consolidated Shareholders Agreement is qualified in its entirety by reference to the Consolidated Shareholders Agreement included as
Exhibit 4 to this Amendment and incorporated herein in its entirety by reference.

TRUSTEE NOMINATION LETTER

                Effective as of January 26, 2001, Israel Corporation granted to Mr. Zvi Ephrat ("Ephrat"), as Trustee, certain rights and obligations with respect to the voting of a certain amount of the Ordinary Shares held by Israel Corporation or its controlled subsidiary. Pursuant to the terms of the Trustee Nomination Letter, for so long as Tower continues to owe money to Bank Hapoalim, B.M. and Bank Leumi Le'Israel Ltd. (the "Banks") pursuant to the Facility Agreement, dated January 18, 2001, between Tower and the Banks, the number of Ordinary Shares owned by Israel Corporation in excess of the aggregate number of Ordinary Shares held by the Tower Investors (as defined below) from time to time (the "Excess Shares") shall be voted by Ephrat as provided in clauses (i), (ii) and (iii) below. For purposes of this Item 4, the Tower Investors shall mean, at any time, the four largest strategic investors in Tower.

                (i) At any general meeting of Tower shareholders, where the three Tower Investors with the largest shareholdings in Tower consent to or oppose any proposed resolution, Ephrat shall refrain from voting counter to the position of such Tower Investors;

                (ii) Notwithstanding the foregoing, Ephrat shall vote the Excess Shares against the adoption of any of the following resolutions pursuant to a General Meeting of Tower shareholders, to the extent Ephrat is directed to do so by Israel Corporation:

                    (A) with respect to the issuance of means of control in Tower;

                    (B) with respect to the sale or liquidation of a majority of Tower's business or a substantial change in the majority of Tower's business, including the merger of Tower with another corporation or the splitting of Tower into several corporations; and

                    (C) with respect to certain changes in the Articles of Association of Tower, including an increase or reduction in registered share capital, recapitalizations, changes in voting or other rights, or changes in the composition or methods of or prerequisites for nomination of the Board of Directors and its Chairman.

                (iii) In accordance with the directions of Israel Corporation with respect to (A) the appointment of an accountant to Tower or (B) a resolution for which the three Tower Investors with the largest shareholdings in Tower do not vote unanimously.

                In March 2002, ICTech was notified that the aggregate number of Ordinary Shares held by the Tower Investors exceeded the aggregate number of Ordinary Shares held by ICTech and accordingly no Ordinary Shares remained subject to the trust arrangement with Mr. Ephrat.

                The acquisitions of Ordinary Shares by Israel Corporation and ICTech were funded out of working capital. The Reporting Persons have no knowledge as to the source of funds used by SanDisk, Alliance or Macronix to purchase such shares.

ACQUISITION OF ORDINARY SHARES BY DIRECTORS AND EXECUTIVE OFFICERS

                On November 6, 2001, Idan Ofer acquired in open market transactions 15,000 Ordinary Shares for an aggregate purchase price of approximately $66,750. The source of funds used to acquire these Ordinary Shares was his personal funds.

                On July 31, 2001, Tower issued to Idan Ofer, options to purchase Ordinary Shares pursuant to Tower's stock option plans as compensation for his services as a Tower director, of which options to purchase 20,000 Ordinary Shares are exercisable within sixty (60) days.

                From September 2000 to September 2001, Tower issued to Ehud Hillman, options to purchase Ordinary Shares pursuant to Tower's stocks option plans as compensation for his services as a Tower director, of which options to purchase 67,666 Ordinary Shares are exercisable within sixty (60) days.

ITEM 4.    PURPOSE OF TRANSACTION.

           The purpose of the acquisition of Ordinary Shares by Israel Corporation and ICTech was to increase the holdings of Israel Corporation through ICTech in Tower and maintain its proportionate interest in the issued and outstanding share capital of Tower. Idan Ofer acquired his Ordinary Shares for investment purposes. Tower issued to each of Idan Ofer and Ehud Hillman options to purchase Ordinary Shares as compensation for their services as Tower directors. Future plans - N.A.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) As a result of the Consolidated Shareholder Agreement, each party thereto may be deemed to be the beneficial owner of at least 33,992,043 Ordinary Shares. Such shares constitute approximately 72.38% of the outstanding Ordinary Shares, based on the capitalization of the Tower as of the date hereof (according to publicly available information provided by Tower to date) and calculated in accordance with Rule 13d-3(d)(i) of the Act. Such beneficial ownership is based on the ownership, by each of Israel Corporation, SanDisk, Alliance and Macronix of 12,366,430, 6,100,959, 6,067,100 and 5,932,105 Ordinary
Shares, respectively, and the right of each of Israel Corporation, SanDisk, Alliance and Macronix to purchase an additional 1,410,320, 727,002, 724,437 and 663,690 Ordinary Shares, respectively, exercisable within sixty (60) days of the date hereof. The Reporting Persons (other than Israel Corporation and ICTech) and the directors and executive officers thereof named in Schedule A hereto, directly and indirectly, own approximately 60% of the outstanding equity of, and voting power in, Israel Corporation.

           Israel Corporation and ICTech may be deemed to have the shared power to vote and dispose of the Ordinary Shares held by ICTech and the other Shareholders pursuant to the Consolidated Shareholders Agreement with respect to those matters described in Item 3 above. However, Israel Corporation and ICTech
(i) are not entitled to any rights as shareholders of Tower as to the Ordinary Shares covered by the Consolidated Shareholders Agreement and which are not held directly by ICTech or subject to a mandatory obligation of Israel Corporation or ICTech to purchase such shares within sixty (60) days of the date hereof and
(ii) disclaim beneficial ownership of the Ordinary Shares which are covered by the Consolidated Shareholders Agreement and which are not held directly by ICTech or subject to a mandatory obligation of Israel Corporation or ICTech to purchase such shares.

           Except as disclosed herein, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors and executive officers or any of the persons listed on Schedule A hereto, beneficially owns any securities of Tower or presently has a right to acquire any securities of Tower. Each director and executive officer named in Schedule A hereto, disclaims beneficial ownership of any Ordinary Shares beneficially owned by the Reporting Persons.

           Israel Corporation has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all Ordinary Shares that it indirectly beneficially owns through ICTech.

           ICTech has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all Ordinary Shares that it beneficially owns.

           Each of Idan Ofer and Ehud Hillman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all Ordinary Shares that he beneficially owns.

           Except as disclosed herein, neither the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the securities which they do not currently own but may be deemed to beneficially own.

           (c) Except as set forth above, neither the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

           (d) No person except for Israel Corporation through ICTech is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held directly by ICTech and covered by this statement.

           (e) As of March 6, 2000, Or Point Ltd. transferred all of its equity interest in Israel Corporation to Ofer (Ships Holdings) Ltd. and ceased to be the beneficial owner of more than 5% of the Ordinary Shares. As a result, Or Point Ltd. is no longer a Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than the Purchase Agreement, Additional Purchase Agreement, the Registration Rights Agreement, the Consolidated Shareholders Agreement and the Trustee Nomination Letter (including the termination thereof) described above and incorporated herein in its entirety by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

                     The following exhibits are filed herewith:

     Exhibit No.       Description
     -----------       -----------

                1. Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

                2. Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

                3. Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

                4. Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

                5. Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

                6. Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.

                7. Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.

                8.      Joint Filing Agreement, dated January 9, 2003.

_____________________
*Previously filed.

                                    SIGNATURE
                                    ---------


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 2003


ISRAEL CORPORATION LTD.

By:     /s/ Noga Yatziv
        --------------------------
        Name:  Adv. Noga Yatziv
        Title: Company Secretary



ISRAEL CORPORATION TECHNOLOGIES (ICTECH) LTD.


By:     /s/ Noga Yatziv
        --------------------------
        Name:  Adv. Noga Yatziv
        Title: Company Secretary



MILLENIUM INVESTMENTS ELAD LTD.


By:     /s/ Abraham Levy
        --------------------------
        Name:  Abraham Levy
        Title: Chief Financial Officer



OFER BROTHERS PROPERTIES (1957) LTD.


By:     /s/ Abraham Levy
        --------------------------
        Name:  Abraham Levy
        Title: Chief Executive Officer



MASHAT INVESTMENTS LTD.


By:     /s/ Abraham Anaby
        --------------------------
        Name:  Abraham Anaby
        Title: Director

OFER (SHIPS HOLDINGS) LTD.


By:     /s/ Abraham Levy
        --------------------------
        Name:  Abraham Levy
        Title: Chief Financial Officer



L.Y.N. (HOLDINGS) LTD.


By:     /s/ Abraham Anaby
        --------------------------
        Name:  Abraham Anaby
        Title: Director



ORO INVESTMENTS LTD.


By:     /s/ Liora Ofer
        --------------------------
        Name:  Liora Ofer
        Title: Director

                                   SCHEDULE A
                                   ----------

                        Filed by Israel Corporation Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------


                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------
Directors
---------

Idan Ofer                            23 Aranha Street,                             Chairman of the Board, Israel Corporation
                                     Tel-Aviv 61070, Israel                        Ltd., and Chairman of the Board, United
                                                                                   Mizrahi Bank Ltd.

Doron Ofer                           6 Ramat Yam Street,                           Director of Companies
                                     Herzliya Pituach 46851, Israel

Abraham Levy                         2 HaNamal Street,                             Chief Executive Officer, Ofer Brothers
                                     Haifa 33031, Israel                           Properties (1957) Ltd. and companies in
                                                                                   Israel.

Ehud Angel                           2 HaNamal Street,                             Chief Executive Officer, Ofer (Ships
                                     Haifa 33031, Israel                           Holdings) Ltd. and Chairman of the Board,
                                                                                   Zim Israel Navigation Co. Ltd.

Amnon Lion                           7/12 Tavistock Square, London, England        Managing Director, Zodiac Maritime Agencies
                                                                                   Ltd.

Zvi Zamir                            7 Yoav Street,                                Professional Director
                                     Zahala 69938, Israel

Zvi Itskovitch                       Bank Leumi Le-Israel Ltd., 35 Yehuda HaLevy,  Senior Vice President, Head of Domestic
                                     Tel-Aviv 65136, Israel                        Subsidiaries Division, Bank Leumi Le-Israel
                                                                                   Ltd.

Irit Izakson                         15 Matitiyahu Cohen Gadol, Tel-Aviv 62268,    Professional Director
                                     Israel

Moshe Vidman                         Revlon (Israel) Ltd., 5 Jabotinsky Street,    General Manager, Revlon (Israel) Ltd.
                                     Ramat Gan 52520, Israel



                                       25

Professor Avishai Braverman          Ben Gurion University,                        President, Ben Gurion University, Israel
                                     Office of the President,
                                     P.O. Box 653, Beer Sheva 84105, Israel
Executive Officers
------------------

Yossi Rosen                          23 Aranha Street,                             President and Chief Executive Officer
                                     Tel-Aviv 61070, Israel

Avisar Paz                           23 Aranha Street,                             Chief Financial Officer
                                     Tel-Aviv 61070, Israel

Adv.Noga Yatziv                      23 Aranha Street,                             Company Secretary and Assistant to the Tel-Aviv
                                     61070, Israel President


Each person listed above is a citizen of the State of Israel. Idan Ofer is also a citizen of Austria.




                                       26

             Filed by Israel Corporation Technologies (ICTech) Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                            PRESENT                                                       PRESENT
                            BUSINESS                                                      PRINCIPAL
NAME                        ADDRESS                                                       OCCUPATION
----                        -------                                                       ----------

Directors
---------

Idan Ofer                   23 Aranha Street, Tel Aviv 61070, Israel                      Chairman of the Board, Israel
                                                                                          Corporation Ltd., and Chairman of
                                                                                          the Board, United Mizrahi Bank Ltd.

Doron Ofer                  23 Aranha Street, Tel Aviv 61070, Israel                      Director of Companies

Yossi Rosen                 23 Aranha Street, Tel Aviv 61070, Israel                      President and Chief Executive
                                                                                          Officer, Israel Corporation Ltd.

Gilad Shavit                23 Aranha Street, Tel Aviv 61070, Israel                      Business Manager

Moshe Vidman                Revlon (Israel) Ltd., 5 Jabotinsky Street,                    General Manager, Revlon (Israel) Ltd.
                            Ramat Gan 52520,Israel

Executive Officer
-----------------

Ehud Hillman                23 Aranha Street, Tel Aviv 61070, Israel                      Chief Executive Officer


Each person listed above is a citizen of the State of Israel. Idan Ofer is also a citizen of Austria.




                                       27

                     Filed by Millenium Investments Elad Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Yehuda Ofer                          6 Ramat Yam Street                            Chairman of the Board, Ofer Brothers
                                     Herzlya Pituach 46851, Israel                 Properties (1957) Ltd., and other companies

Doron Ofer                           6 Ramat Yam Street                            Director of Companies
                                     Herzlya Pituach 46851, Israel

Idan Ofer                            23 Aranha Street                              Chairman of the Board, Israel Corporation
                                     Tel-Aviv 61070, Israel                        Ltd., and Chairman of the Board, United
                                                                                   Mizrahi Bank Ltd.

Ehud Angel                           2 HaNamal Street                              Chief Executive Officer, Ofer (Ships
                                     Haifa 33031, Israel                           Holdings) Ltd. and Chairman of the Board,
                                                                                   Zim Israel Navigation Co. Ltd.

Amnon Lion                           7/12 Tavistock Square London, England         Managing Director, Zodiac Maritime Agencies
                                                                                   Ltd.

Eyal Ofer                            18 Upper Brook Street London, England         Managing Director, Caryle M.G. Ltd.

Executive Officers
------------------

NONE

Each person listed above is a citizen of the State of Israel. Idan Ofer is also a citizen of Austria.




                                       28

                  Filed by Ofer Brothers Properties (1957) Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Yehuda Ofer                          6 Ramat Yam Street                            Chairman of the Board, Ofer Brothers
                                     Herzlya Pituach 46851, Israel                 Properties (1957) Ltd., and other companies

Abraham Anaby                        2 HaNamal Street,                             Attorney, Director of companies
                                     Haifa 33031, Israel

Liora Ofer                           6 Ramat Yam Street                            Managing Director, Coral Beach Eilat Ltd.
                                     Herzlya Pituach 46851, Israel

Executive Officers
------------------

Abraham Levy                         2 HaNamal Street,                             Chief Executive Officer, Ofer Brothers
                                     Haifa 33031, Israel                           Properties (1957) Ltd. and companies in
                                                                                   Israel.




Each person listed above is a citizen of the State of Israel.





                                       29

                        Filed by Mashat Investments Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Idan Ofer                            23 Aranha Street,                             Chairman of the Board, Israel Corporation
                                     Tel-Aviv 61070, Israel                        Ltd., and Chairman of the Board, United
                                                                                   Mizrahi Bank Ltd.

Abraham Anaby                        2 HaNamal Street,                             Attorney, Director of companies
                                     Haifa 33031, Israel

Executive Officers
------------------

NONE


Each person listed above is a citizen of the State of Israel. Idan Ofer is also a citizen of Austria.





                                       30

                       Filed by Ofer (Ships Holdings) Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Yehuda Ofer                          6 Ramat Yam Street,                           Chairman of the Board, Ofer Brothers
                                     Herzliya Pituach 46851, Israel                Properties (1957) Ltd., and other companies

Ehud Angel                           2 HaNamal Street,                             Chief Executive Officer, Ofer (Ships
                                     Haifa 33031, Israel                           Holdings) Ltd. and Chairman of the Board,
                                                                                   Zim Israel Navigation Co. Ltd.

Abraham Anaby                        2 HaNamal Street,                             Attorney, Director of companies
                                     Haifa 33031, Israel

Executive Officers
------------------

Ehud Angel                           2 HaNamal Street,                             Chief Executive Officer, Ofer (Ships
                                     Haifa 33031, Israel                           Holdings) Ltd. and Chairman of the Board,
                                                                                   Zim Israel Navigation Co. Ltd.

Each person listed above is a citizen of the State of Israel.




                                       31

                         Filed by L.Y.N. (Holdings) Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Sammy Ofer                           2 HaNamal Street,                             Retired
                                     Haifa 33031, Israel

Abraham Anaby                        2 HaNamal Street,                             Attorney, Director of companies
                                     Haifa 33031, Israel

Executive Officers
------------------
NONE


Each person listed above is a citizen of the State of Israel. Sammy Ofer is also a citizen of Austria.




                                       32

                          Filed by Oro Investments Ltd.

                        DIRECTORS AND EXECUTIVE OFFICERS
                        --------------------------------

                                     PRESENT                                       PRESENT
                                     BUSINESS                                      PRINCIPAL
NAME                                 ADDRESS                                       OCCUPATION
----                                 -------                                       ----------

Directors
---------

Liora Ofer                           6 Ramat Yam Street,                           Managing Director, Coral Beach Eilat Ltd.
                                     Herzliya Pituach 46851, Israel

Executive Officers
------------------
NONE




Each person listed above is a citizen of the State of Israel.




                                       33

                                   SCHEDULE B
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS

                          Present Principal Occupation
                           Including Name of Employer
                               Address of Employer

Executive Officers of SanDisk Corporation:
------------------------------------------

(name)
                               (title)                                       (address)
Directors
---------

Dr. Eli Harari                       President, Chief Executive Officer and        c/o SanDisk Corporation
                                     Director                                      140 Caspian Court
                                                                                   Sunnyvale, CA  94089

Michael Gray                         Chief Financial Officer, Senior Vice          c/o SanDisk Corporation
                                     President, Finance and Administration         140 Caspian Court
                                                                                   Sunnyvale, CA  94089

Sanjay Mehrotra                      Chief Operating Officer,                      c/o SanDisk Corporation
                                     General Manager OEM                           140 Caspian Court
                                     Business Unit                                 Sunnyvale, CA  94089

Nelson Chan                          Senior Vice President,                        c/o SanDisk Corporation
                                     General Manager                               140 Caspian Court
                                     Retail Business Unit                          Sunnyvale, CA  94089




                                       34

Outside Directors of SanDisk Corporation:
-----------------------------------------
Irwin Federman                       General Partner, U.S. Venture Partners, Menlo Park, CA

William V. Campbell                  Entrepreneur, Mountain View, CA

Judy Bruner                          Senior Vice President and Chief Financial Officer, Palm Inc., Santa Clara, CA

Dr. James D. Meindl                  Professor, Georgia Institute of Technology in Atlanta, GA

Alan F. Shugart                      President, Chairman and Chief Executive Officer, Al Shugart International, Santa Cruz, CA


Executive Officers of Alliance Semiconductor Corporation:
---------------------------------------------------------

(name)                                  (title)                                       (address)

N. Damodar Reddy                     Chairman, President and Chief
                                     Executive Officer                             c/o Alliance Semiconductor
                                                                                   2575 Augustine Drive
                                                                                   Santa Clara, CA  95054
C.N. Reddy                           Executive Vice President,
                                     Chief Operating Officer                       c/o Alliance Semiconductor
                                     Director and Secretary                        2575 Augustine Drive
                                                                                   Santa Clara, CA  95054

Ron Shelton                          Vice President, Finance and Administration    c/o Alliance Semiconductor
                                     and Chief Financial Officer                   2575 Augustine Drive
                                                                                   Santa Clara, CA  95054

Bradley Perkins                      Vice President and General Counsel            c/o Alliance Semiconductor
                                                                                   2575 Augustine Drive
                                                                                   Santa Clara, CA  95054

Ritu Shrivastava                     Vice President, Technology Department         c/o Alliance Semiconductor
                                                                                   2575 Augustine Drive
                                                                                   Santa Clara, CA  95054

Juan Benitez                         Chief Executive Officer and President         c/o Alliance Semiconductor
                                     Enterprise Development                        2575 Augustine Drive
                                                                                   Santa Clara, CA  95054




                                       35

Outside Directors of Alliance Semiconductor Corporation:
--------------------------------------------------------
John B. Minnis                       President, Milpitas Materials Company, CA

Sanford L. Kane                      President, Kane Concepts Incorporated, CA


Executive Officers of Macronix International Co., Ltd.
------------------------------------------------------

(name)                               (title)                                       (address)

Ding-Hua Hu                          Executive Director and Chairman               Block B, 12F, No. 138, Sec. 3,
                                                                                   Minsheng E., Rd.,
                                                                                   Sungshan Chiu,
                                                                                   Taipei, Taiwan 105, R.O.C.

Miin Wu                              President and Chief Executive Officer         c/o Macronix International
                                                                                   6F, No. 196, Sec 2,
                                                                                   Cheng Kuo North Road,
                                                                                   Taipei, Taiwan, R.O.C.

Dang-Hsing Yiu                       Director and Chief Operating Officer          c/o Macronix International
                                                                                   No. 16, Li-Hsin Rd.,
                                                                                   Science-Based Industrial Park,
                                                                                   Hsinchu, Taiwan 300, R.O.C.

Y.S. Tan                             Director and Vice President                   c/o Macronix International
                                                                                   No. 16, Li-Hsin Rd.,
                                                                                   Science-Based Industrial Park,
                                                                                   Hsinchu, Taiwan 300, R.O.C.

Raymond S. Mak                       Director and Vice President                   c/o Macronix International
                                                                                   No. 16, Li-Hsin Rd.,
                                                                                   Science-Based Industrial Park,
                                                                                   Hsinchu, Taiwan 300, R.O.C.

Ping Tien Wu                         Supervisor                                    7F-1, No. 111, Sungjiang Rd.,
                                                                                   Jungshan Chiu,
                                                                                   Taipei, Taiwan 104, R.O.C.

Cheng Yi Fang                        Supervisor                                    6F, No. 145, Sec. 2,
                                                                                   Jianguo N. Rd.,
                                                                                   Jungshan Chiu,
                                                                                   Taipei, Taiwan 104, R.O.C.



                                       36

Outside Directors of Macronix International Co., Ltd.:
------------------------------------------------------

H.C. Chen(1)                         Executive Director                            2F, No. 104, Chengdou Rd.,
                                                                                   Wanhua Chiu,
                                                                                   Taipei,Taiwan 108, R.O.C.

An Cheng(2)                          Director                                      No. 186, Rueiguang Rd.,
                                                                                   Neihu Chiu,
                                                                                   Taipei, Taiwan 114, R.O.C.

Ing-Jiunn Hai(2)                     Director                                      No. 186, Rueiguang Rd.,
                                                                                   Neihu Chiu,
                                                                                   Taipei, Taiwan 114, R.O.C.

Hong-Hui Chen(3)                     Director                                      9F-5, No. 376, Sec. 4,
                                                                                   Renai Rd., Daan Chiu,
                                                                                   Taipei, Taiwan 106, R.O.C.

Fuja Shone                           Director and Vice President                   No. 16, Li-Hsin Rd.,
                                                                                   Science-Based Industrial Park,
                                                                                   Hsinchu, Taiwan 300, R.O.C.

Wen-Lung Lee(3)                      Supervisor                                    10F, No. 112, Sec. 2,
                                                                                   Jungshan N. Rd.,
                                                                                   Jungshan Chiu,
                                                                                   Taipei, Taiwan 104, R.O.C.

Roger Chu(2)                         Supervisor                                    No. 186, Rueiguang Rd.,
                                                                                   Neihu Chiu,
                                                                                   Taipei, Taiwan 114, R.O.C.


     (1)  Nominee of Hung Chih Investment Corporation.

     (2)  Nominee of Delta Electronics Ltd.

     (3)  Nominee of PICVUE Electronics Inc.



                                  EXHIBIT INDEX

     Exhibit No.       Description
     -----------       -----------

                1. Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

                2. Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

                3. Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

                4. Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

                5. Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

                6. Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.

                7. Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.

                8.      Joint Filing Agreement, dated January 9,
                        2003.

-----------------
* Previously filed.






                                       38